UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[  ]           Merger
[X]          Liquidation
[  ]           Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 16, 25 and 26 of this form and complete verification at the end of the form.)
[  ]           Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 11 of this form and complete verification at the end of the form.)

2.	Name of fund: Neuberger Berman Dividend Advantage Fund Inc. (the “Fund”)

3.	Securities and Exchange Commission File No.: 811-21499

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]          Initial Application                               [  ]           Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

605 Third Avenue, 2nd Floor
New York, New York  10158-0180

6.	Name, address, and telephone number of individual the Commission staff should contact with any questions regarding this form:

Arthur Delibert Jennifer Gonzalez K&L Gates LLP 1601 K Street, NW Washington DC 20006 (202) 778-9000	OR	Frank Rosato 605 Third Avenue, 2nd Floor New York, New York 10158-0180 212-476-8122

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor

New York, New York  10158-0180
(212) 476-8800

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]           Management company;
[   ]           Unit investment trust; or
[   ]           Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[  ]           Open-end                     [X]           Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Maryland

11.	Provide the name and address of each investment adviser of the fund (including subadvisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Neuberger Berman Management LLC
605 Third Avenue, 2nd Floor
New York, New York  10158-0180

Neuberger Berman LLC
605 Third Avenue
New York, New York  10158-3698

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

None

13.	If the fund is a unit investment trust (“UIT”) provide: N/A

(a)	Depositor’s name(s) and address(es): N/A
(b)	Trustee’s name(s) and address(es): N/A

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[  ]           Yes           [X]           No

If Yes, for each UIT state:

Name(s):

File No.: 811-

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]           Yes           [  ]           No

If Yes, state the date on which the board vote took place:  June 24, 2009

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]           Yes           [  ]           No

If Yes, state the date on which the shareholder vote took place:  October 13, 2009

If No, explain:

II.            Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]           Yes           [  ]           No

(a)	If Yes, list the date(s) on which the fund made those distributions: October 30, 2009

(b)           Were the distributions made on the basis of net assets?

[X]           Yes           [  ]           No

(c)           Were the distributions made pro rata based on share ownership?

[X]           Yes           [  ]           No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[  ]           Yes           [X]           No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.           Closed-end funds only:

Has the fund issued senior securities?

[X]           Yes           [  ]           No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

Holders of notes were paid on the basis principal outstanding and accrued interest. Preferred stockholders received $25,000 per share of preferred stock, plus an amount equal to all distributions thereon (whether or not earned or declared but excluding interest thereon) accumulated but unpaid to (but not including) the date of redemption.

18.          Has the fund distributed all of its assets to the fund’s shareholders?

[  ]           Yes           [X]           No

If No,

(a)	How many shareholders does the fund have as of the date this form is filed? None

(b)	Describe the relationship of each remaining shareholder to the fund: N/A

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[  ]           Yes           [X]           No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.           Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[X]             Yes          [  ]           No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: $17,000 Cash

(b)	Why has the fund retained the remaining assets? To pay outstanding expenses.

(c)	Will the remaining assets be invested in securities?

[ ] Yes [X] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[X]           Yes           [  ]           No

If Yes,

(a)	Describe the type and amount of each debt or other liability: The Fund has miscellaneous expenses of approximately $17,000.

(b)
How does the fund intend to pay these outstanding debts or other liabilities?  The Fund intends to utilize the available cash in its checking account to pay these liabilities.  Any liabilities in excess of the account balance will be paid by the Fund’s investment manager, Neuberger Berman Management LLC.

IV.           Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$75,000

(ii)	Accounting expenses:	$0

(iii)	Other expenses (list and identify separately):

●	Printer Fees-- $5,800
●	Solicitation Fees-- $16,000
●	Miscellaneous--$17,000

(iv)	Total expenses (sum of lines (i)-(iii) above): $113,800

(b)	How were those expenses allocated? The expenses were allocated to the Fund.

(c)	Who paid those expenses? The Fund paid those expenses.

(d)	How did the fund pay for unamortized expenses (if any)? N/A

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[  ]           Yes           [X]           No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.            Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[  ]           Yes           [X]           No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[  ]           Yes           [X]           No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger:

(b)	State the Investment Company Act file number of the fund surviving the Merger:

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Neuberger Berman Dividend Fund Inc., (ii) he is the President of Neuberger Berman Dividend Advantage Fund Inc., and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application has been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information, and belief.

/s/ Robert Conti
Robert Conti Chief Executive Officer and President